UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
October 28, 2008
Commission file number:

1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS
SIGNATURES
EXHIBIT INDEX
Exhibit 99.1
Exhibit 99.2

SAP AG
FORM 6-K
On October 27, 2008, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued its preliminary results for the third quarter of 2008. The preliminary third quarter results are attached as Exhibit 99.1 hereto and incorporated by reference herein. On October 28, 2008, SAP, issued a press release (the “Press Release”) announcing SAP’s preliminary financial results for the third quarter and the nine months ended September 30, 2008. The Press Release is attached as Exhibit 99.2 hereto and incorporated by reference herein.
This Press Release discloses certain non-GAAP measures. These measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.
Please refer to the Appendix at the end of the Press Release (Page F12) for further information regarding the non-GAAP measures.
As used herein, “GAAP” refers to generally accepted accounting principles in the United States.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2007 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Preliminary results for the third quarter of 2008 dated October 27, 2008

99.2	Press Release dated October 28, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Henning Kagermann
	Name:	Prof. Dr. Henning Kagermann
	Title:	Chairman and CEO

By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

Date: October 28, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Preliminary results for the third quarter of 2008 dated October 27, 2008

99.2	(ii) Press Release dated October 28, 2008

5